ASV Inc.
Annual Report 2004

RC-100
POSI TRACK

Financial Highlights

(Dollar amounts in thousands, except per share data)	Years ended December 31,				
	2004	2003	2002	2001	2000
Net Sales	**$ 160,873**	$ 96,387	$ 44,237	$ 50,081	$ 43,860
Net Earnings	**17,175**	8,718	1,353	756	1,451
Net Earnings Per Share - Diluted	**1.28**	.78	.13	.07	.15
Working Capital	**93,832**	67,994	47,366	47,790	47,224
Total Assets	**144,615**	82,624	57,210	57,941	55,006
Long-Term Liabilities, Less Current Portion	**1,874**	1,845	1,980	2,013	2,117
Shareholders' Equity	**126,071**	72,280	50,467	50,571	49,763
Diluted Weighted Average Shares Outstanding	**13,412,500**	11,185,683	10,229,057	10,352,468	9,966,661



$44
$96
$160
'02
'03
'04

Net Sales
(millions)



$0.13
$0.78
$1.28
'02
'03
'04

Earnings per Share
(diluted)



19.5%
21.3%
22.6%
'02
'03
'04

Gross Profit %
(% of net sales)



2.7%
14.2%
17.3%
'02
'03
'04

Return on Average Shareholders' Equity

Corporate Profile

A.S.V., Inc. designs, manufactures and sells a variety of rubber track loaders along with related components, accessories and attachments.

ASV's patented rubber track undercarriage technology is unique and leads a rapidly growing industry of rubber track loaders. Rubber track loaders are widely used within industries such as construction, utility, landscaping, agriculture and the military.

ASV's undercarriage technology gives users a unique combination of benefits. It offers mobility superior to traditional rubber tire vehicles, plus flotation and traction surpassing that of steel track machines. The result is a highly versatile work platform that can effectively operate in virtually any environment.

ASV machines are often the only machines able to work in extreme conditions such as


ASV

soft, wet, swampy, rough and hilly terrains. Very low ground pressure and non-destructive tracks also make ASV equipment an ideal solution for work on finished surfaces, such as concrete or asphalt pavements, sod and landscaping because they do not cause damage. Turf Edition Rubber Track Loaders with unique smooth surface rubber tracks give turf professionals ultimate protection against damage to finished turf and landscaped surfaces.

A complete line of performance-match attachments, called Posi-Tools, help complete the ASV Rubber Track Loader package, providing users with optimized solutions for virtually every application.

During 2004, ASV finalized the acquisition of Loegering Mfg. Inc. Operating as a wholly-owned subsidiary of ASV, Loegering designs, manufactures and sells over-the-tire steel and rubber tracks and other attachments for skid-steer loaders from its facility in Casselton, North Dakota.

ASV is an affiliate of Caterpillar Inc. ASV rubber track undercarriages are a primary component on Caterpillar© Multi Terrain Loaders. Five second-generation Cat© B-Series Multi Terrain Loader models are now available through the Caterpillar worldwide distribution network.

ASV sells ASV-branded products primarily through independent equipment dealers in the United States, Canada, Australia, New Zealand and Portugal. Loegering products are distributed by their own network of independent equipment dealers, primarily in North America.

To Our Shareholders

In reviewing the past year, it seems good to note that the rubber track loader segment is in the midst of growth rarely seen in the construction industry. Just a decade ago, the total rubber track loader market was only $10 million. Fast forward to present day and the change is exciting. In 2004, the rubber track loader market was estimated at $500 million. We also believe that this is only the beginning.

What is the reason for such growth? Simply, rubber track loaders are more productive, more efficient and more powerful than traditional rubber-tired compact equipment. Not only do rubber track loaders replace wheeled machinery, but they also are creating new markets never before tapped.

Our fiscal 2004 saw sales for ASV climb to $161 million, a 67 percent increase over net sales in 2003. This was due to continued strong demand for our R-Series Posi-Track, increased demand for parts and service and continued sales of undercarriages to Caterpillar. It also was a result of our technology. While other manufacturers have come late to the market with "me-too" products, ASV remains unique in its vision, our rubber track technology and our leadership in research and development. Undercarriage technology varies drastically between manufacturers, and ASV's superior undercarriage sets us apart on the job site as well as in the show room.

We continued to set the high water mark in pushing the industry toward constant improvement and, as a result, introduced three new products. The RC-60 and RC-85 went into production in 2004, and gave ASV the broadest line-up of rubber track loaders of any manufacturer. The Posi-Track RCV, a vertical lift loader introduced in early 2005, is the industry's first vertical lift machine designed from the ground up on a suspended rubber track undercarriage.

The Posi-Track RCV (left) was introduced in early 2005 as ASV's first vertical lift rubber track loader. The RCV offers best-in-class visibility and lift height.

In 2004, we also completed the acquisition of Loegering Mfg. Inc., the original manufacturer and leader in over-the-tire steel tracks for skid-steers. In addition, Loegering's new Versatile Track System (VTS), which converts skid-steers from wheels to rubber tracks, drew our attention and interest. With an estimated 500,000 wheeled skid-steers in service, we see the VTS as a way to bring greater numbers of wheeled machine owners into the rubber track loader family.


VTS TM
Versatile Track System

ASV subsidiary Loegering Mfg. Inc. introduced the Versatile Track System (above) in 2004. This unique system converts a skid steer loader from wheels to rubber tracks within about an hour.

To facilitate our anticipated future growth, we expanded our manufacturing capacity in 2004 by purchasing an additional 110,000 square foot facility near Grand Rapids that currently houses our undercarriage assembly operation. Together with our original manufacturing facility, we believe we have the capacity to support revenue levels of $400 million. This capacity will allow us to continue to build our nationwide R-Series dealer network and increase our presence in the rental equipment market.

In closing, I want to offer a sincere thank you to our employees, our shareholders and all those who have walked side-by-side with us and supported our belief that we can change how the world works.

Sincerely,

Chairman and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

ASV designs, manufactures and sells rubber-tracked, all-purpose crawlers and related accessories and attachments. ASV also manufactures rubber-tracked undercarriages, some of which are a primary component on Caterpillar's MTLs. ASV's products are able to traverse nearly any terrain with minimal damage to the ground, making them effective in industries such as construction, landscaping and agriculture. ASV distributes its products through an independent dealer network in the United States, Canada, Australia, New Zealand and Portugal. The undercarriages sold to Caterpillar are incorporated by Caterpillar in its MTL products and sold exclusively through the Caterpillar dealer network, primarily in North America.

On October 4, 2004, ASV closed on its acquisition of Loegering Mfg. Inc. of Casselton, North Dakota in a merger transaction. Loegering is a manufacturer of over-the-tire steel tracks for wheeled skid-steers and also provides attachments for the skid-steer market. Following completion of the transaction, Loegering became a wholly owned subsidiary of ASV.

ASV experienced a significant increase in sales in 2004 due to several reasons as explained below:

- The Company believes there is a greater acceptance of rubber track machines in the marketplace as users experience the benefits that a rubber track machine can provide over a standard wheeled machine.
- The number of companies entering into the rubber track machine market has increased in the last few years, thereby contributing to the increased awareness and market acceptance of the products.
- ASV has increased its number of product offerings over the past few years such that it has become easier to attract prospective dealers to carry the R-Series Posi-Track product line.
- Caterpillar has increased the number of MTL models it offers to its dealers, from two models in 2001 to five in 2004. In addition, the number of Caterpillar dealers that are able to carry the MTL product line has increased from 16 pilot dealers in 2001 to all Caterpillar dealers in 2004.
- The current low interest rate environment has provided for easier financing by end users.
- Recent tax legislation has provided increased depreciation allowances for equipment purchased by the end user prior to January 1, 2005, allowing end users to depreciate a greater portion of machine purchases in the first year of ownership, thereby potentially reducing the cost of machine ownership in the first year of operation.

Critical Accounting Policies

The following discussion and analysis of the Company's financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, management evaluates its estimates and judgments, including those related to accounts receivable, inventories and warranty obligations. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases its estimates and judgments on historical experience, observance of trends in the industry, information provided by customers and other outside sources and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Revenue Recognition and Accounts Receivable

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company has determined that the time of shipment is the most appropriate point to recognize revenue as the risk of loss passes to the customer when placed with a carrier for delivery (i.e., upon shipment). Any post-sale obligations on the part of ASV, consisting primarily of warranty obligations, are estimated and accrued for at the time of shipment. The Company generally obtains oral or written purchase authorizations from customers for a specified amount of product at a specified price and considers delivery to have occurred at the time of shipment. ASV maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of ASV's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Adjustments to slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand. The Company does not believe its inventories are subject to rapid obsolescence. The Company evaluates the adequacy of the inventories' carrying value quarterly.

Warranties

The Company provides limited warranties to purchasers of its products which vary by product. The warranties generally cover defects in materials and workmanship for one year from the delivery date to the first end user. The rubber tracks used on the Company's products carry a pro-rated warranty up to 1,000 hours of usage. While ASV engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, ASV's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from ASV's estimates, revisions to the estimated warranty liability may be required.

Income Taxes

The Company records income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is established when management determines it is more likely than not that a deferred tax asset is not realizable in the foreseeable future.

Stock-Based Compensation

The Company accounts for employee stock-based compensation under the "intrinsic value" method prescribed in Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as opposed to the "fair value" method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. Pursuant to the provisions of APB 25, the Company generally does not record an expense for the value of stock-based awards granted to employees.

On December 16, 2004, the FASB issued an amendment to SFAS No. 123, Share-Based Payment, ("SFAS No. 123R"), which will be effective for public companies in periods beginning after June 15, 2005. We are required to implement the proposed standard no later than the quarter that begins July 1, 2005. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally would require instead that such transactions be accounted for using a fair-value-based method. Companies are required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. We currently anticipate the effect of adopting SFAS No. 123R will reduce our diluted earnings per share figure by approximately $.05 for the six months ended December 31, 2005 for those share-based payment transactions in existence as of December 31, 2004.

Results of Operations

The following table sets forth, for the periods indicated, certain Statements of Earnings data as a percentage of net sales:

	Year Ended December 31,		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Gross profit	22.6	21.3	19.5
Selling, general & administrative expense	6.0	6.4	11.4
Research & development	0.7	0.8	4.1
Operating income	16.0	14.0	4.0
Net earnings	10.7	9.0	3.1

Net Sales

Net sales for the year ended December 31, 2004 increased 67% to $160.9 million, compared with $96.4 million for 2003. This increase was primarily the result of four factors. First, sales of the Company's R-Series products increased 112% in 2004, due to the addition of two new models in January 2004, a greater number of R-Series dealers in 2004 and a full year of sales of the RC-100 in 2004, which was introduced in the first quarter of 2003. Second, sales of MTL undercarriages increased 17% in 2004, due to three models of undercarriages being sold for all of 2004 and increased market demand. In 2003, one undercarriage model was added during the first quarter and, as such, had sales for only a portion of 2003. Third, sales of service parts more than doubled in 2004 due to a greater number of machines and undercarriages in service. Finally, net sales included $6.8 million of sales from Loegering, which was acquired in October 2004. The Company anticipates its net sales for 2005 will be in the range of $210-230 million based on its current and projected level of orders for its R-Series Posi-Track products and MTL undercarriages, projected future service parts demand and a full year of sales from Loegering.

For the year ended December 31, 2003, net sales totaled $96.4 million, a 118% increase over net sales for the year ended December 31, 2002 due to several factors. First, the Company had increased shipments of undercarriages to Caterpillar for use on Caterpillar's MTL product line. Shipments increased as Caterpillar had more models available to sell during 2003 (five) compared with 2002 (two). In addition, during 2002, Caterpillar was unable to sell two models of its MTLs due to production issues unrelated to ASV's undercarriages. These production issues were resolved in 2003 and these two models were placed back into production, which resulted in increased sales of these models by Caterpillar in 2003. Second, ASV introduced a new model to its R-Series product line, the RC-100, in the first quarter of 2003. This model replaced the model 4810 Posi-Track, and the RC-100 experienced three times the unit volume in 2003 that the 4810 had in 2002. Also, the Company believes the addition of the RC-100 Posi-Track has aided the sales of the Company's other models, the RC-30 and RC-50, as the increased number of product offerings has attracted an increased number of dealers that wish to carry the Company's products. Also contributing to the increased sales in 2003 was the increase in the sale of service parts as the number of machines and MTL undercarriages continues to increase.

Gross Profit

For the year ended December 31, 2004, gross profit increased to $36.4 million, compared with $20.5 million for 2003, and the gross profit percentage increased from 21.3% in 2003 to 22.6% in 2004. The increase in gross profit was due primarily to the increased sales experienced during 2004 as discussed above. The increase in gross profit percentage was due primarily to a shift in the mix of products sold in 2004 as the Company had increased sales of R-Series Posi-Track products in 2004 over 2003. R-Series products generally carry a higher gross profit percentage than MTL undercarriages. The Company also believes its raw material unit cost reduction project initiated in the first quarter of 2004 as well as operational efficiencies obtained from higher production volumes helped increase the gross profit percentage in 2004. Offsetting these increases were steel surcharges of approximately $2.4 million in 2004. The Company experienced no steel surcharges in 2003. The Company anticipates its gross profit percentage for 2005 will be in the range of 22-23% based on the anticipated sales mix for 2005.

Gross profit for the year ended December 31, 2003 was $20.5 million, or 21.3% of net sales, compared with $8.6 million, or 19.5% of net sales for 2002. The increase in gross profit was due to a combination of increased sales in 2003 as discussed above and an increase in the gross profit percentage. The increase in gross profit percentage was due to two primary factors. First, the increased sales of ASV branded machines, which generally carry a higher gross profit percentage than MTL undercarriages, helped increase the gross profit percentage in 2003. Second, the Company's mix of MTL undercarriages sold in 2003 contained a greater number of higher margin undercarriages than was sold in 2002. In 2002, the Company primarily sold one model of MTL undercarriage to Caterpillar, which had the lowest gross profit percentage of the MTL undercarriages.

Selling, General and Administrative Expenses

For the year ended December 31, 2004, selling, general and administrative expenses increased to $9.6 million, or 6.0% of net sales, compared with $6.2 million, or 6.4% of net sales, for 2003. The increase in expenses was due primarily to increased advertising and promotion to promote the technology benefits of the Company's products, increased sales commissions from increased sales of the Company's R-Series products, costs related to the acquisition of Loegering Mfg. Inc., initial compliance costs related to Sarbanes-Oxley implementation and the overall increase in the volume of the Company's business.

Selling, general and administrative expenses increased to $6.2 million for the year ended December 31, 2003, compared with $5.0 million for the year ended December 31, 2002. The increase was due primarily to several factors. First, commissions to ASV's sales force increased in 2003 due to the increased sales. Second, in the second quarter of 2002, selling, general and administrative expenses were lower than historical levels due primarily to the reversal of a portion of a remarketing reserve during the second quarter of 2002. The Company had previously established a remarketing reserve of $250,000 for any expected costs associated with remarketing existing machines at one customer's locations, some of which were ultimately returned to Company. ASV had originally anticipated these machines would be remarketed to other dealers but instead chose to have certain of these machines returned to ASV for use in its new rental program which began in the second quarter of 2002. As these machines were returned to ASV and reflected as sales returns with a corresponding decrease in gross profit of approximately $184,000, a portion of the remarketing reserve was no longer needed. The Company reversed the portion of the remarketing reserve that related to the returned machines, which decreased selling, general and administrative expenses by approximately $184,000. Third, payroll taxes increased in 2003 due to the exercise of non-qualified stock options by employees, which required the payment of the employer portion of payroll taxes by the Company. In 2002, there were no non-qualified stock options exercised due to the lower price of the Company's common stock.

Research and Development

For the year ended December 31, 2004, research and development expenses increased to $1.1 million, compared with $795,000 for 2003. The increase was due primarily to the on-going development of new products, including the Company's newest R-Series product, the RCV, which was introduced in January 2005. The Company anticipates its future spending on research and development activities will focus on additional product offerings and additional applications of its track technology.

Research and development expenses decreased to $795,000 for the year ended December 31, 2003 compared with $1,803,000 for the year ended December 31, 2002. The decrease was due to the completion of the development, testing and integration of the fifth undercarriage used in Caterpillar's MTL product line in 2002. In 2002, ASV incurred research and development expenses of $1 million related to the undercarriages used in Caterpillar's MTL product line.

Other Income (Expense)

For the year ended December 31, 2004, other income was $737,000, compared with $49,000 for 2003. This increase was due primarily to increased interest income from greater funds available for investment in 2004. Funds increased in 2004 due to proceeds received from the sale of common stock to Caterpillar in January 2004, proceeds received from the exercise of employee stock options and net earnings generated in 2004 and 2003.

Results of Operations - continued

Other income for the year ended December 31, 2003 was $49,000, compared with $138,000 for the year ended December 31, 2002. The decrease was due to lower interest income from lower interest rates available for the Company's cash equivalents and a reduction in royalty revenues received from one of the Company's vendors as the royalty agreement expired in 2003.

Net Earnings

For the year ended December 31, 2004, net earnings were $17.2 million, compared with $8.7 million for 2003. The increase was primarily a result of increased sales with an increased gross profit percentage, offset in part by increased operating expenses. The Company also realized a slightly lower effective income tax rate in 2004 due to increased international sales and increased tax credits from increased research and development expenditures in 2004. The Company anticipates its diluted earnings per share for 2005 will be in the range of $1.50-1.65 based on its anticipated sales, gross profit and expense levels for 2005.

Net earnings increased for the year ended December 31, 2003 to $8.7 million, compared with $1.4 million for the year ended December 31, 2002. The increase was due to the more than doubling of net sales in 2003, combined with an increased gross profit percentage, offset in part by slightly higher operating expenses, lower non-operating income and a higher effective income tax rate.

Liquidity and Capital Resources

For the year ended December 31, 2004, the Company's cash and cash equivalents were approximately the same as they were at December 31, 2003. The Company generated approximately $6.6 million of cash from operations. Included in this figure was the significant increase in net earnings the Company experienced in 2004 due to a 67% increase in sales. The Company also recorded a tax benefit from the exercise of stock options of approximately $3.4 million in 2004, due to an increase in the exercise of employee stock options, a result of the increase in the price of the Company's common stock in 2004. The Company also generated approximately $5 million in cash through increases in current liabilities from increased volume. Partially offsetting the increases in cash were increases in accounts receivable due to a temporary change in payment terms by Caterpillar and an increase in inventory levels due to increased production levels. The Company used cash of approximately $21.3 million in investing activities, primarily due to the purchase of $5.9 million of long-term investments, a net increase in short-term investments of $7.3 million, $4.6 million of property and equipment and $3.5 million of cash paid in the Loegering acquisition. The Company generated cash of approximately $14.8 million from financing activities, due primarily to the capital stock transactions with Caterpillar in January 2004 and the exercise of employee stock options throughout the year.

Table of Contractual Commitments

The following table represents the Company's contractual obligations at December 31, 2004:

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 156	$ 40	$ 96	$ 20	$ --
Capital Lease Obligations	1,908	150	930	290	538
Operating Leases	40	17	23	--	--
Purchase Obligations	84,588	84,588	--	--	--
Financing Guarantee	35	35	--	--	--
Total	$86,727	$84,830	$1,049	$ 310	$ 538

Purchase obligations represent the total value of all open purchase orders for the purchase of raw materials and components used in the manufacture of the Company's products as of December 31, 2004. The Company's financing guarantee is described in Note J to the financial statements.

Acquisition of Loegering Mfg. Inc.

On October 4, 2004, ASV closed on its acquisition of Loegering Mfg. Inc. of Casselton, North Dakota in a merger transaction. Loegering is a manufacturer of over-the-tire steel tracks for wheeled skid-steers and also provides attachments for the skid-steer market. ASV acquired all the outstanding common stock of Loegering for $18.23 million through the issuance of approximately 430,000 shares of ASV common stock valued at $14.75 million and cash of $3.48 million. Of the ASV shares issued in the transaction, 130,699 shares have been registered for resale on a Form S-3 Registration Statement, which was declared effective by the Securities and Exchange Commission on March 15, 2005. Following completion of the transaction, Loegering became a wholly owned subsidiary of ASV. The acquisition has been accounted for as a purchase. In a related transaction, ASV acquired real property representing Loegering's manufacturing facility from Loegering affiliates for $1.57 million.

Caterpillar Revenue Recognition/Gross Profit

The Company recognizes as sales its cost for the MTL undercarriages, as defined in the Commercial Alliance Agreement between the Company and Caterpillar, plus a portion of the anticipated gross profit that Caterpillar expects to recognize upon sale of the MTLs to Caterpillar dealers, when the Company ships undercarriages to Caterpillar. The gross profit percentage that we receive for two of the three undercarriages we currently sell to Caterpillar was reduced by 33% on January 1, 2005, with the overall gross profit percentage on the sale of all three undercarriages expected to exceed 20% for 2005. The gross profit percentage that we expect to receive for the third undercarriage sold to Caterpillar will also be reduced by 33% effective January 1, 2006. Both of these reductions would reduce the amount of gross profit we will recognize on the sale of these undercarriages to Caterpillar if the level of net sales in 2005 and 2006 were to be the same as in 2004.

Customer Note Receivable

Included in accounts receivable at December 31, 2004 is a note receivable for approximately $823,000 from a customer. The note bears interest at 6% and is due in 60 monthly installments beginning February 2004. As of February 23, 2005, the customer is current on all amounts owed the Company under this note.

Off-Balance Sheet Arrangements

The Company has guaranteed the repayment of a note made by a customer to a non-affiliated finance company in payment of amounts owed to the Company by this customer. To determine the value of the financing guarantee, the lending institution provided us with the cost of the financing both with and without the guarantee. This differential was used to determine the amount of the financing guarantee of $35,000. This amount was recorded as a reduction of net sales for the year ended December 31, 2003, when the note and guarantee were entered into. A similar amount has been included in other accrued liabilities at December 31, 2004 and 2003. The balance of this note at February 23, 2005 was $328,000. As of February 23, 2005, the customer is current on all amounts owed the finance company under this note.

Relationship with Finance Companies

The Company has affiliated itself with several finance companies that finance the sale of the Company's products. By using these finance companies, the Company receives payment for its products shortly after their shipment. The Company pays a portion of the interest cost associated with financing these shipments that would normally be paid by the customer, over a period generally ranging from three to twelve months, depending on the amount of down payment made by the customer. The Company is also providing twelve-month terms for one machine to be used for demonstration purposes for each qualifying dealer. In addition, the Company does, from time to time, offer extended term financing on the sale of certain products to its dealers for periods ranging from 90 days to two years

Stock Repurchase Program

In October 2003, the Company announced a stock buyback program whereby ASV could repurchase up to $10 million of its common stock in the open market. This stock repurchase program expired in October 2004 and was not renewed. Under this program, the Company repurchased 66,000 shares of its common stock, at an aggregate cost of approximately $1.9 million. Under previous programs, the most recent of which expired in

Stock Repurchase Program - continued

September 2003, the Company repurchased 195,580 shares of its common stock at an aggregate purchase price of approximately $2.0 million.

Caterpillar Equity Transactions

In January 2004, the Company sold 1,040,069 shares of its common stock to Caterpillar at $21.00 per share. These shares were subject to an acceleration notice issued to Caterpillar by the Company in October 2003 in connection with the warrant held by Caterpillar.

Also in January 2004, the Company repurchased the remaining warrant held by Caterpillar for a cash payment of $7.2 million and the issuance of 500,000 shares of the Company's common stock. As of February 23, 2005, Caterpillar owned 23.5% of the Company's outstanding common stock and no longer has any options, warrants or contractual rights pursuant to which they may acquire additional shares of the Company's common stock.

New Accounting Pronouncements

SFAS 123 (Revised 2004) Share-Based Payment. This revision to Statement No. 123, Accounting for Stock-Based Compensation, requires the fair value from all share-based payment transactions be recognized in the financial statements. SFAS 123 (Revised 2004) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. This Statement is effective for the Company beginning July 1, 2005. The Company anticipates the effect of adopting this Statement will reduce its diluted earnings per share figure by approximately $.05 for the six months ended December 31, 2005 for those share-based payment transactions in existence as of December 31, 2004.

SFAS 151 Inventory Costs. This Statement requires the accounting for idle facility expense, freight, handling costs and wasted material be recognized as current period charges. This Statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for the Company beginning January 1, 2006. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

Cash Requirements

The Company believes cash expected to be generated from operations and its existing cash, cash equivalents and investments will satisfy the Company's projected working capital needs and other cash requirements for the next twelve months and the foreseeable future.

Forward-Looking Statements

The statements set forth above under "Liquidity and Capital Resources" and elsewhere in this Annual Report regarding ASV's future sales levels, product mix, profitability, expense levels and liquidity are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Certain factors may affect whether these anticipated events occur including ASV's ability to successfully manufacture the machines, unanticipated delays, costs or other difficulties in the development and manufacture of the machines, market acceptance of the machines, general market conditions, corporate developments at ASV or Caterpillar and ASV's ability to realize the anticipated benefits from its alliances with Caterpillar. Any forward-looking statements provided from time-to-time by the Company represent only management's then-best current estimate of future results or trends.

Quantitative and Qualitative Disclosures About Market Risk

The Company has no history of investing in derivative financial instruments, derivative commodity instruments or other such financial instruments, and does not anticipate making such investments in the future. Transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges. Additionally, the Company invests in money market funds and fixed rate U.S. government and corporate obligations, which experience minimal volatility. Thus, the exposure to market risk is not material.

Consolidated Balance Sheets • December 31, 2004 and 2003

ASSETS	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 27,437,885	$ 27,402,756
Short-term investments	9,562,744	2,305,662
Accounts receivable (net of allowance for doubtful accounts of $295,553 in 2004; $150,000 in 2003)		
Trade	20,408,436	11,862,297
Caterpillar Inc.	16,023,338	3,798,972
Inventories	34,832,868	26,686,707
Deferred income taxes	1,175,000	1,075,000
Other current assets	1,062,096	2,539,506
Total current assets	110,502,367	75,670,900
PROPERTY AND EQUIPMENT, net	11,108,132	6,129,922
LONG-TERM INVESTMENTS	5,912,747	-
OTHER NON-CURRENT ASSET	703,445	823,334
INTANGIBLES, net	8,002,251	-
GOODWILL	8,385,827	-
	$144,614,769	$ 82,624,156
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term liabilities	$ 189,656	$ 136,414
Accounts payable	11,452,026	6,004,890
Accrued liabilities		
Compensation	687,369	372,027
Warranty reimbursements	491,100	491,100
Warranties	2,587,282	850,000
Other	728,771	645,346
Income taxes payable	533,995	-
Total current liabilities	16,670,199	8,499,777
LONG-TERM LIABILITIES, less current portion	1,873,768	1,844,858
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Capital stock, $.01 par value:		
Preferred stock, 11,250,000 shares authorized; no shares issued or outstanding	-	-
Common stock, 33,750,000 shares authorized; shares issued and outstanding – 13,336,657 in 2004; 11,053,588 in 2003	133,367	110,536
Additional paid-in capital	88,345,024	51,751,723
Retained earnings	37,592,411	20,417,262
	126,070,802	72,279,521
	$144,614,769	$ 82,624,156

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings • Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net sales			
Trade	**$ 95,798,150**	$ 44,580,928	$ 30,198,453
Caterpillar Inc.	**65,075,170**	51,805,648	14,038,423
Total net sales	**160,873,320**	96,386,576	44,236,876
Cost of goods sold	**124,473,593**	75,895,524	35,614,846
Gross profit	**36,399,727**	20,491,052	8,622,030
Operating expenses			
Selling, general and administrative	**9,604,619**	6,177,324	5,029,307
Research and development	**1,106,762**	794,729	1,802,960
Operating income	**25,688,346**	13,518,999	1,789,763
Other income (expense)			
Interest expense	**(124,223)**	(129,359)	(126,098)
Interest income	**833,307**	140,366	119,712
Other, net	**27,719**	37,897	144,752
Income before income taxes	**26,425,149**	13,567,903	1,928,129
Provision for income taxes	**9,250,000**	4,850,000	575,000
NET EARNINGS	**$ 17,175,149**	$ 8,717,903	$ 1,353,129
Net earnings per common share			
Basic	**$ 1.35**	$ .85	$ .13
Diluted	**$ 1.28**	$ .78	$ .13
Weighted average number of common shares outstanding			
Basic	**12,735,999**	10,218,793	10,170,645
Diluted	**13,412,500**	11,185,683	10,229,057

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity • Years Ended December 31, 2004, 2003 and 2002

	Common stock		Additional paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balance at December 31, 2001	10,205,306	$102,053	$40,123,200	$10,346,230	$50,571,483
Exercise of stock options	18,000	180	64,449	-	64,629
Cost of shares retired	(159,405)	(1,594)	(1,520,724)	-	(1,522,318)
Net earnings	-	-	-	1,353,129	1,353,129
Balance at December 31, 2002	10,063,901	100,639	38,666,925	11,699,359	50,466,923
Exercise of stock options and warrant, net	1,230,192	12,302	13,753,231	-	13,765,533
Tax benefit from exercise of stock options and warrant	-	-	5,597,000	-	5,597,000
Cost of shares retired	(240,505)	(2,405)	(6,265,433)	-	(6,267,838)
Net earnings	-	-	-	8,717,903	8,717,903
Balance at December 31, 2003	11,053,588	110,536	51,751,723	20,417,262	72,279,521
Issuance of common stock, net of issuance costs	1,968,473	19,685	36,548,444		36,568,129
Exercise of stock options, net	390,250	3,903	6,161,748	-	6,165,651
Tax benefit from exercise of stock options	-	-	3,400,000	-	3,400,000
Cost of shares and warrant retired	(75,654)	(757)	(9,516,891)	-	(9,517,648)
Net earnings	-	-	-	17,175,149	17,175,149
Balance at December 31, 2004	13,336,657	$ 133,367	$ 88,345,024	$ 37,592,411	$126,070,802

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows • Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	**$ 17,175,149**	$ 8,717,903	$ 1,353,129
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**1,119,610**	687,363	474,583
Amortization	**25,749**	-	-
Deferred income taxes	**225,000**	(747,000)	232,000
Tax benefit from stock option exercises	**3,400,000**	5,597,000	-
Changes in assets and liabilities, net of effects of purchase of Loegering Mfg, Inc.:			
Accounts receivable	**(19,240,234)**	(2,086,645)	2,430,531
Inventories	**(3,343,439)**	5,147,913	(3,220,567)
Other assets	**2,178,967**	(1,767,821)	158,381
Accounts payable	**3,087,089**	3,166,520	389,226
Accrued liabilities	**1,396,976**	562,917	(500,899)
Income taxes	**533,995**	-	(238,284)
Net cash provided by operating activities	**6,558,862**	19,278,150	1,078,100
Cash flows from investing activities:			
Purchase of property and equipment	**(4,653,424)**	(1,736,749)	(760,541)
Cash paid for purchase of Loegering Mfg. Inc.	**(3,480,000)**	-	-
Purchase of long-term investments	**(5,912,747)**	-	-
Purchase of short-term investments	**(9,562,744)**	(2,305,662)	(734,217)
Redemption of short-term investments	**2,305,662**	739,307	720,159
Net cash used in investing activities	**(21,303,253)**	(3,303,104)	(774,599)
Cash flows from financing activities:			
Proceeds from long-term liabilities	**100,000**	-	98,363
Principal payments on long-term liabilities	**(736,612)**	(128,076)	(107,675)
Principal payments on short-term note payable	**(3,050,000)**	-	-
Proceeds from issuance of common stock, net	**21,818,129**	-	-
Proceeds from exercise of stock options and warrant, net	**6,165,651**	13,765,533	64,629
Retirement of common stock and warrant	**(9,517,648)**	(6,267,838)	(1,522,318)
Net cash provided by (used in) financing activities	**14,779,520**	7,369,619	(1,467,001)
Net increase (decrease) in cash and cash equivalents	**35,129**	23,344,665	(1,163,500)
Cash and cash equivalents at beginning of year	**27,402,756**	4,058,091	5,221,591
Cash and cash equivalents at end of year	**$ 27,437,885**	$ 27,402,756	$ 4,058,091
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 130,930**	$ 125,890	$ 158,437
Cash paid for income taxes	**$ 5,044,073**	$ 1,588,252	$ 1,112,000
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock for purchase of Loegering Mfg. Inc.	**$ 14,750,000**	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company designs and manufactures track-driven, all-season vehicles, related accessories, traction products and attachments in northern Minnesota and Eastern North Dakota. The Company sells its products through independent dealers in the United States, Canada, Australia, New Zealand and Portugal.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of A.S.V., Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company generally recognizes revenue on its product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company generally obtains oral or written purchase authorizations from customers for a specified amount of product at a specified price and considers delivery to have occurred at the time of shipment.

Fair Value of Financial Instruments

The financial statements include the following financial instruments: cash equivalents, investments, accounts receivable and accounts payable. At December 31, 2004 and 2003, the fair values of these financial instruments are not significantly different than their balance sheet carrying amounts.

Cash Equivalents

All highly liquid temporary cash investments with an original maturity of three months or less are considered to be cash equivalents. At December 31, 2004 and 2003, the Company had cash equivalents of approximately $29,711,000 and $22,828,000, which consisted of two money market accounts and various tax-exempt cash equivalents. The fair value of these investments approximates cost. The Company maintains cash balances at two financial institutions and, at times, these balances may be in excess of federally insured limits.

Investments

Short-term investments consist primarily of a diversified portfolio of non-taxable auction rate securities, which will mature in 2005. The Company considers its short-term investments as "available-for-sale." At December 31, 2004 and 2003, cost was equal to fair value and no amount was included as a separate component of shareholders' equity.

Long-term investments consist of U.S. Treasury notes which will mature in 2009. The Company considers its long-term investments as "held-to-maturity." Management has the intent and ability to hold the investments in U.S. Treasury notes to maturity. These investments are carried at amortized cost.

Accounts Receivable

The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Changes in the Company's allowance for doubtful accounts are as follows:

	December 31,	
	2004	2003
Balance, beginning of year	$ 150,000	$ 75,000
Loegering acquisition	101,694	-
Bad debt expense	126,366	144,587
Accounts written off	(82,507)	(69,587)
Balance, end of year	$ 295,553	$ 150,000

The Company has a note receivable at December 31, 2004 for approximately $823,000 from a customer. The note bears interest at 6% and is due in monthly installments through January 2009.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Adjustments of slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Buildings and improvements are depreciated over periods of 18 to 39 years using the straight-line method. Tooling, machinery and equipment, and vehicles are depreciated over periods of 3 to 20 years using straight-line and accelerated methods. Accelerated methods are used for income tax purposes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangibles

The Company's intangible assets include patents granted, patent applications, trade name, trade dress and trademarks. All of the intangibles represent the value assigned to the respective assets from the Company's 2004 acquisition of Loegering Mfg. Inc. Patents granted are being amortized over the remaining life of the patent, ranging from 8 – 17 years. All other intangibles are not being amortized as they are believed to have an indefinite life. Amortization expense was $25,749 for 2004.

Expected future amortization of intangible assets is as follows:

Year ended December 31,	
2005	$102,996
2006	$102,996
2007	$102,996
2008	$102,996
2009	$102,996

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired of Loegering Mfg. Inc. The carrying value of goodwill is tested for impairment on an annual basis at the Company's fiscal year-end or when factors indicating impairment are present.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment. None of the goodwill is deductible for tax purposes.

Warranties

The Company provides a limited warranty to purchasers of its products which varies by product. The warranties generally cover defects in materials and workmanship for one year from the delivery date to the first end user. The rubber tracks used on the Company's products carry a pro-rated warranty up to 1,000 hours of usage. Provision for estimated warranty costs are recorded when revenue is recognized based on estimated product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the warranty liability may be required.

Changes in the Company's warranty liability are as follows:

	December 31, 2004	December 31, 2003
Balance, beginning of year	$ 850,000	$ 600,000
Expense for new warranties issued	3,323,791	1,083,269
Warranty claims	(1,586,509)	(833,269)
Balance, end of year	$ 2,587,282	$ 850,000

During the fourth quarter of 2001, ASV negotiated a warranty reimbursement program with one of its suppliers, whereby the Company receives product at no cost over a multi-year period to compensate for warranty claims incurred during 2001. During 2004, 2003 and 2002, ASV recognized a benefit of $0, $47,200 and $324,700 under this program, recorded as an offset to warranty expense.

Advertising Expense

Advertising is expensed as incurred. Advertising expenses were approximately $776,000, $388,000 and $308,000 for 2004, 2003 and 2002.

Shipping and Handling Costs

The Company includes shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in selling, general and administrative expenses. Shipping and handling costs were approximately $2,066,000, $1,018,000 and $838,000 for 2004, 2003 and 2002.

Research and Development

All research and development costs are expensed as incurred.

Employee Savings and Profit Sharing Plan

The Company has employee savings and profit sharing plans which permit participant salary deferrals up to certain limits set by law and provides for discretionary Company contributions. The Plan covers employees who have met minimum age and service requirements, as defined in the Plan. Company contributions were approximately $94,000, $49,000 and $42,000 for 2004, 2003 and 2002.

Stock-Based Compensation

At December 31, 2004, the Company has three stock-based compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* using the assumptions described in Note I, to its stock-based compensation plans.

	Year ended December 31,		
	2004	2003	2002
Net earnings, as reported	$17,175,149	$ 8,717,903	$1,353,129
Deduct: Total stock-based employee compensation determined under fair value based methods for all awards, net of income taxes	1,649,852	792,140	496,648
Pro forma net earnings	$15,525,297	$ 7,925,763	$ 856,481
Earnings per share:			
Basic – as reported	$1.35	$0.85	$0.13
Basic – pro forma	$1.22	$0.78	$0.08
Diluted – as reported	$1.28	$0.78	$0.13
Diluted – pro forma	$1.16	$0.71	$0.08

Net Earnings Per Common Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive.

For the years ended December 31, 2004, 2003 and 2002, 676,501, 966,890 and 58,412 shares of common stock equivalents were included in the computation of diluted net earnings per share. Options and warrants to purchase 11,166,939 shares of common stock with a weighted average exercise price of $20.10 were outstanding at December 31, 2002, but were excluded from the computation of common share equivalents because they were anti-dilutive. There were no anti-dilutive options or warrants outstanding at December 31, 2004 or 2003.

Reclassifications

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

Accounting Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

New Accounting Pronouncements

SFAS 123 (Revised 2004), Share-Based Payment.
This revision to Statement No. 123, Accounting for Stock-Based Compensation, requires the fair value of all share-based payment transactions be recognized in the financial statements. SFAS 123 (Revised 2004) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. This Statement is effective for the Company beginning July 1, 2005. The Company anticipates the effect of adopting this Statement will reduce its diluted earnings per share figure by approximately $.05 for the six months ended December 31, 2005 for those share-based payment transactions in existence as of December 31, 2004.

SFAS 151, Inventory Costs. This Statement requires the accounting for idle facility expense, freight, handling costs and wasted material be recognized as current period charges. This Statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for the Company beginning January 1, 2006. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

NOTE B – ACQUISITION

On October 1, 2004, ASV acquired 100% of the outstanding common stock of Loegering Mfg. Inc. The results of Loegering's operations have been included in the consolidated financial statements since that date. Loegering is a provider of traction products and attachments for the skid-steer industry.

The aggregate purchase price was $18.23 million, consisting of $3.48 million in cash and approximately 430,000 shares of ASV common stock valued at $14.75 million. The value of the common shares issued was determined based on the average closing market price for the 15-day period prior to October 1, 2004. In a related transaction, ASV acquired real property representing Loegering's manufacturing facility from Loegering affiliates for $1.57 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, October 1, 2004:

Current assets	$ 7,117,178
Equipment	1,444,396
Non-current assets	122,485
Intangible assets	8,028,000
Goodwill	8,385,827
Total assets acquired	25,097,886
Current liabilities	6,602,505
Long-term debt	265,381
Total liabilities assumed	6,867,886
Net assets acquired	$ 18,230,000

Of the $8,028,000 of acquired intangible assets, $5,334,000 was assigned to registered trademarks and trade dress and $1,849,000 was assigned to patent applications that are not subject to amortization. The remaining $845,000 was assigned to patents, which are being amortized over their useful lives of 8-17 years.

The following represents the Company's results of operation as though the acquisition had been completed as of January 1, 2003:

	Year ended December 31,	
	2004	2003
Net sales	$ 171,166,571	$ 108,760,146
Income before income taxes	25,709,997	14,357,813
Net earnings	$ 16,720,997	$ 9,225,813
Net earnings per share		
Basic	$ 1.28	$ .87
Diluted	$ 1.22	$ .79

NOTE C – INVENTORIES

Inventories consist of the following:

	December 31,	
	2004	2003
Raw materials, service parts and work-in-process	$23,630,644	$16,589,121
Finished goods	9,647,769	7,385,768
Used equipment held for resale	1,554,455	2,711,818
	$34,832,868	$26,686,707

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2004	2003
Land	$ 629,929	$ 353,134
Buildings and improvements	7,368,316	4,337,899
Tooling	2,659,129	1,730,110
Machinery and equipment	4,034,074	2,366,611
Vehicles	468,172	310,400
	15,159,620	9,098,154
Less accumulated depreciation	4,051,488	2,968,232
	$ 11,108,132	$ 6,129,922

NOTE E – LONG-TERM LIABILITIES

Capital Lease Obligations

The Company leases certain real property and vehicles under capital leases. The capital lease agreement for the Company's Grand Rapids manufacturing and office building provides for monthly payments to 2018 and a balloon payment of approximately $543,000 in December 2006.

Future minimum lease payments under all capital lease obligations at December 31, 2004 are as follows:

2005	$ 257,811
2006	798,507
2007	167,929
2008	167,134
2009	135,554
Thereafter	875,453
Total payments	2,402,388
Amounts representing interest (weighted average 5.9%)	494,705
Present value of minimum capitalized lease payments	$1,907,683

Asset cost related to the capital lease were $2,372,096 and $2,250,773 at December 31, 2004 and 2003. Accumulated amortization was $457,810 and $387,874 at December 31, 2004 and 2003.

Other Long-Term Debt

The Company has non-interest bearing notes payable totaling $55,741 at December 31, 2004, secured by vehicles, due in monthly installments through November 2007.

The Company has an unsecured, non-interest bearing note payable of $100,000 at December 31, 2004, due in annual installments of $20,000 through 2009.

NOTE F – INCOME TAXES

The provision for income taxes consists of the following:

	Year ended December 31,		
	2004	2003	2002
Current			
Federal	$ 8,300,000	$ 5,143,000	$ 301,000
State	725,000	454,000	42,000
	9,025,000	5,597,000	343,000
Deferred	225,000	(747,000)	232,000
	$ 9,250,000	$ 4,850,000	$ 575,000

Net deferred income tax assets (liabilities) relate to the tax effect of temporary differences as follows:

	December 31,	
	2004	2003
Accruals and reserves	$ 1,650,000	$ 230,000
Net operating loss carryforwards	-	1,250,000
Other	(475,000)	(405,000)
	$ 1,175,000	$ 1,075,000

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate:

	2004	2003	2002
Statutory federal rate	35.0%	34.0%	34.0%
State income taxes, net of federal benefit	3.1	2.9	3.6
Research and development tax credit	(1.2)	(0.4)	(4.9)
Foreign tax credit	(0.4)	(0.3)	(2.8)
Other	(1.5)	(0.5)	(0.1)
	35.0%	35.7%	29.8%

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

The Company generated and fully utilized research and development and foreign tax credits during 2003 and 2002.

On October 22, 2004, Congress passed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010, as well as other tax implications. The domestic production deduction will be accounted for as a special deduction and as such, will have no effect on deferred tax assets and liabilities existing at the date of enactment. It is not currently possible to predict what impact this Act will have on future earnings.

NOTE G – TRANSACTIONS WITH CATERPILLAR

Prior to 2000, the Company entered into a Securities Purchase Agreement (the Agreement) with Caterpillar Inc. (Caterpillar). Under the terms of the Agreement, Caterpillar acquired, for an aggregate purchase price of $18,000,000, one million newly issued shares of common stock and a warrant to purchase an additional 10,267,127 newly issued shares of common stock at a price of $21.00 per share. The warrant was exercisable at any time through January 2009 subject to partial termination in the event the Company achieves certain financial goals.

As a result of the Agreement, the board of directors was increased with two members appointed by Caterpillar. Caterpillar currently has one board member, although their percentage ownership allows for two members.

The Company and Caterpillar also entered into a Commercial Alliance Agreement pursuant to which Caterpillar will provide the Company with access to its dealer network and will make various management, financial and engineering resources available to the Company. Included in the Commercial Alliance Agreement is a Marketing Agreement which provides, among other things, that the Company will pay Caterpillar a commission equal to 5% of the dealer net price for certain complete machines and 3% for replacement parts and Company-branded attachments for all sales made to Caterpillar dealers. In addition, if the Company's products are sold under the Caterpillar brand name, the Company will pay Caterpillar a trademark license fee equal to 3% of the net sales of these products to Caterpillar dealers. The Company and Caterpillar also entered into other ancillary agreements for the benefit of both companies. Total commission expense under the agreement was approximately $38,000, $88,000 and $215,000 in 2004, 2003 and 2002.

In October 2000, the Company completed another Securities Purchase Agreement with Caterpillar in which Caterpillar purchased 500,000 newly issued shares of common stock at a price of $18.00 per share. At that time, the Company also amended its original warrant issued to Caterpillar reducing the number of shares of Company common stock available for purchase under the original warrant by 500,000 shares.

Also in October 2000, the Company and Caterpillar entered into an alliance agreement to jointly develop and manufacture a new product line of Caterpillar rubber track skid steer loaders called Multi-Terrain Loaders, or MTLs. The product line, which includes five models, features Caterpillar's patented skid steer loader technology and ASV's patented Maximum Traction Support System ™ rubber track undercarriage. The MTLs are being sold through the Caterpillar dealer network. The Company is manufacturing the undercarriage for use on all of the MTLs. The alliance agreement expires October 31, 2005. The Company is in the process of negotiating a new agreement.

NOTE G – TRANSACTIONS WITH CATERPILLAR – Continued

In January 2004, the Company sold 1,040,069 shares of its common stock to Caterpillar at $21.00 per share. These shares were subject to an acceleration notice issued to Caterpillar by the Company in October 2003 in connection with the warrant held by Caterpillar.

Also in January 2004, the Company repurchased the remaining warrant held by Caterpillar for a cash payment of $7.2 million and the issuance of 500,000 shares of the Company's common stock. As a result of these transactions, Caterpillar owned 23.5% of the Company's outstanding common stock at December 31, 2004.

In connection with the alliance agreement, the Company has agreed to reimburse Caterpillar for their research and development costs related to the MTLs as it pertains to the combination of the Caterpillar portion of the machines with the Company's undercarriages. Total research and development costs reimbursed to Caterpillar were approximately $1,000,000 in 2002. There were no research and development costs reimbursed to Caterpillar in 2004 and 2003.

The Company purchases parts used in its products from Caterpillar. The Company also reimburses Caterpillar for the salary related costs of Caterpillar employees that work on the Company's behalf. In addition, the Company utilizes Caterpillar's warranty processing system to handle warranty claims on its machines and reimburses Caterpillar for the warranty expense incurred by Caterpillar dealers. During 2004, 2003 and 2002, total parts purchases, salary and warranty reimbursements were approximately $7,920,000, $3,994,000 and $7,140,000. Also, at December 31, 2004 and 2003, accounts payable to Caterpillar were approximately $558,000 and $637,000.

When the Company ships undercarriages to Caterpillar it recognizes as sales its cost for the undercarriage, as defined in the agreement, plus a portion of the anticipated gross profit that Caterpillar expects to recognize upon sale of the MTL to Caterpillar dealers.

NOTE H – SHAREHOLDERS' EQUITY

Stock Option Plans

The Company has two stock option plans under which up to 3,750,000 shares of common stock are available for issuance. Stock options may be granted to any employee, including officers and directors of the Company, and certain non-employees, at a price not less than the fair market value of the Company's common stock on the date of grant. Options generally expire seven years from the date of grant. Options granted under the plans are generally exercisable in annual installments, beginning one year from the date of grant.

Director Stock Option Plan

The Company also has a stock option plan under which 450,000 shares of common stock are available for issuance. Stock options may be granted to directors who are not employees of the Company at a price not less than the fair market value of the Company's common stock on the date of grant. Options expire five years from date of grant and are exercisable in annual installments, beginning one year from the date of grant.

The plan, as amended, provides that each eligible director shall receive an option to purchase 3,000 shares on the first business day of each calendar year.

Option transactions under the plans during each of the three years in the period ended December 31, 2004 are summarized as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at		
December 31, 2001	1,446,751	$ 14.12
Granted	159,500	10.95
Exercised	(18,000)	3.59
Canceled	(165,189)	16.11
Outstanding at		
December 31, 2002	1,423,062	13.67
Granted	534,750	8.83
Exercised	(892,692)	12.65
Canceled	(7,000)	9.86
Outstanding at		
December 31, 2003	1,058,120	12.19
Granted	344,750	31.31
Exercised	(390,250)	15.85
Canceled	(16,625)	21.04
Outstanding at		
December 31, 2004	995,995	$17.23

At December 31, 2004, 2003 and 2002, 225,625, 384,250 and 1,145,937 options were exercisable with a weighted average exercise price of $11.66, $16.85 and $14.00.

The following information applies to grants that are outstanding at December 31, 2004:

	Options outstanding		
Range of exercise prices	Number outstanding at period end	Weighted-average remaining contractual life	Weighted-average exercise price
$ 8.08-12.12	543,301	4.78	$ 9.15
$ 12.25-18.375	116,444	2.25	14.35
$ 28.91-39.15	336,250	6.15	31.30
	995,995		$ 17.23

	Options exercisable	
Range of exercise prices	Number exercisable at period end	Weighted average exercise price
$ 8.08 - 12.12	129,681	$ 9.33
$ 12.25 - 18.375	95,944	14.80
$ 28.91 - 39.15	-	-
	225,625	$ 11.66

The weighted average fair values of the options granted during 2004, 2003 and 2002 are $17.79, $4.52 and $5.47. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options - pricing model with the following weighted-average assumptions used for all grants in 2004, 2003 and 2002; zero dividend yield; expected volatility of 52.1%, 44.8% and 40.8%, risk-free interest rate of 3.78%, 3.55% and 4.71% and expected lives of 6.92, 6.95 and 6.85 years.

Shares Repurchased and Retired

In October 2003, the Company authorized a stock buy-back program under which the Company could repurchase up to $10,000,000 of its common stock on the open market. The Company funded the repurchases with available funds. The repurchase program expired in October 2004 and was not renewed. Under this program, the Company repurchased 66,000 shares of its common stock, at an aggregate cost of approx. $1.9 million.

During 2003 and 2002, in connection with previous repurchase agreements, the Company repurchased 13,100, and 159,405 shares of stock for total consideration of approximately $248,000 and $1,522,000.

NOTE I – RELATED PARTY TRANSACTION

The Company uses a public relations firm that is affiliated with one of the Company's directors. Total fees paid to this firm in 2004, 2003 and 2002 were approximately $153,000, $157,000 and $188,000.

NOTE J – FINANCING GUARANTEE

The Company has guaranteed the repayment of a $589,000 note made by one of its customers to a non-affiliated finance company in payment of amounts owed to the Company by this customer. The Company computed the value of the guarantee at $35,000 and recorded this amount as a reduction of net sales for the year ended December 31, 2003. A similar amount has been included in other accrued liabilities at December 31, 2004 and 2003. The outstanding balance of this note was approximately $335,000 as of December 31, 2004.

NOTE K – MAJOR SUPPLIERS

While current vendors are meeting the Company's quality and performance expectations, the Company believes alternative contract manufacturers are available should the necessity arise. However, shortages of parts or the need to change vendors could result in production delays or reductions in product shipments that could adversely affect the Company's business. The Company believes that a change in suppliers for the majority of component parts could occur without material disruption of the Company's business. However, certain parts, such as bogie wheels and rubber tracks, have a limited number of vendors and a disruption in supply could affect the Company's ability to deliver finished goods.

NOTE L – SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

The following table summarizes quarterly, unaudited financial data for 2004 and 2003.

	2004				2003			
Quarters	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Net sales	$ 33,054	$ 39,081	$ 40,607	$ 48,131	$ 14,612	$ 26,414	$ 29,189	$ 26,171
Gross profit	7,570	8,768	9,304	10,758	2,804	5,332	6,512	5,843
Net earnings	3,595	4,182	4,430	4,968	768	2,285	3,079	2,585
Net earnings per common share								
Basic	.29	.33	.35	.38	.08	.23	.30	.24
Diluted	.26	.32	.34	.36	.08	.22	.29	.19

(Dollars in thousands, except per share data)

Report of Independent Registered Public Accounting Firm

Grant Thornton

Board of Directors and Shareholders
A.S.V., Inc.

We have audited the accompanying consolidated balance sheets of A.S.V., Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of A.S.V., Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of A.S.V., Inc.'s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of A.S.V., Inc.'s internal control over financial reporting and an unqualified opinion on the effectiveness of A.S.V., Inc.'s internal control over financial reporting.

Grant Thornton LLP

Minneapolis, Minnesota
March 11, 2005

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Our assessment did not include Loegering Mfg. Inc., a business acquired on October 1, 2004. Loegering Mfg. Inc. constituted approximately ten percent of total and net assets (excluding goodwill and intangible assets) as of December 31, 2004, and approximately four percent and one percent of revenues and net income, respectively, for the year then ended. Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an attestation report on management's assessment of our system of internal control over financial reporting. This report appears on page 23.

Report of Independent Registered Public Accounting Firm

Grant Thornton

The Board of Directors and Shareholders
A.S.V., Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 22, that A.S.V., Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management, is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include an assessment of the effectiveness of internal controls over financial reporting of Loegering Mfg, Inc. (Loegering). Loegering was acquired October 1, 2004, and has been included in the consolidated financial statements of A.S.V., Inc. and subsidiaries since that date. Loegering constituted approximately ten percent of total and net assets (excluding goodwill and intangible assets) as of December 31, 2004, and approximately four percent and two percent of revenues and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of A.S.V., Inc. and subsidiaries also did not include an evaluation of the internal controls over financial reporting of Loegering.

In our opinion, management's assessment that A.S.V., Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, A.S.V., Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of A.S.V., Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton LLP

Minneapolis, Minnesota
March 11, 2005

Directors and Officers • Investor Information

Directors:

Gary D. Lemke
Chairman of the Board, Chief Executive Officer

Jerome T. Miner (1) (2)
Vice-Chairman of the Board
President, Jerry Miner Realty, Inc.
Grand Rapids, Minnesota

Edgar E. Hetteen
Vice President, Secretary

Leland T. Lynch (3)
Retired, Carmichael Lynch, Inc.
Minneapolis, Minnesota

James H. Dahl (1) (3)
President, James Dahl & Company (Private Investments)
Jacksonville, Florida

R. E. "Teddy" Turner IV (1)(2)
Owner, Charleston Boatworks, Inc.
Charleston, South Carolina

Edward J. Rapp
Vice President, Caterpillar Inc.
Peoria, Illinois

Richard A. Benson
Retired, Caterpillar Inc.
Peoria, Illinois

Karlin S. Symons (2)
President, Plus Relocation Services, Inc.
Minneapolis, Minnesota

Bruce D. Iserman
Retired, Bremer Financial Corp.
Fargo, North Dakota

(1) Audit Committee
(2) Compensation and Stock Option Committee
(3) Nominating Committee

Executive Officers:

Gary D. Lemke
Chief Executive Officer

Mark S. Glasnapp
President

Edgar E. Hetteen
Vice President, Secretary

Thomas R. Karges
Chief Financial Officer

Corporate Headquarters:

A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, Minnesota 55744
(218) 327-3434
www.asvi.com

Transfer Agent:

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(800) 468-9716

Corporate Counsel:

Dorsey & Whitney LLP
Minneapolis, Minnesota

Independent Auditor:

Grant Thornton LLP
Minneapolis, Minnesota

Common Stock Information:

The Company's common stock is traded on the Nasdaq Stock Market® under the symbol "ASVI."

Common Stock High and Low Sale Price

Year Ended December 31, 2004

	High	Low
First Quarter	$ 41.50	$ 26.73
Second Quarter	36.20	28.10
Third Quarter	38.30	28.42
Fourth Quarter	49.78	32.25

Year Ended December 31, 2003

	High	Low
First Quarter	$ 11.20	$ 7.60
Second Quarter	15.55	10.41
Third Quarter	20.60	13.85
Fourth Quarter	37.99	19.02

The quotations above reflect the high and low inter-dealer bid prices, without retail markup, markdown or commissions.

As of April, 2005, there were approximately 200 shareholders of record holding shares of A.S.V., Inc. common stock. This number does not include shareholders who hold A.S.V., Inc. common stock in street name.

Dividend Policy

A.S.V., Inc. has never declared or paid a cash dividend on its common stock. The Company currently intends to retain earnings for use in the operation and expansion of its business.


ASV

A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744
An Equal Opportunity Employer
218.327.3434 • 800.346.5954
www.asvi.com

April, 2005